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FLOWR FULFILLS INITIAL PURCHASE ORDER FROM NOVA SCOTIA LIQUOR CORPORATION

Selected as Supplier in August, Company To Sell Premium Cannabis through Province's Retailer

Markham, Ontario, October X, 2018 – The Flowr Corporation (TSXV: FLWR), through its subsidiary The Flowr Group (Okanagan) Inc. (collectively "Flowr" or the "Company"), announced today that it has shipped all product requested in the initial purchase order the Company received from the Nova Scotia Liquor Corporation ("NSLC"). The NSLC is the provincial authority that controls adult recreational-use cannabis sales and retail outlets in Nova Scotia.

"We're very pleased the NSLC recognized our ability to deliver high quality cannabis in the volumes it needs to meet the current demands of Nova Scotian consumers," said Tom Flow, Flowr's Co-Founder and President. "Flowr's cultivation team has been ramping up production in preparation for October 17 and we remain confident that we can meet all our commitments to our provincial partners and be well positioned for increased demand in the future."

Flowr was named a supplier to the NSLC in August and received its initial purchase order from the Province shortly thereafter. The Company also has been named a supplier to authorities in Ontario and British Columbia for both its Flowr brand products and through its partnership with Ace Valley, a new cannabis brand from the team behind Ace Hill Beer.

Flowr anticipates fulfilling its initial purchase orders from the Ontario Cannabis Store and the British Columbia Liquor Distribution Board in full prior to October 17th. The Company also recently announced it had begun sales of its FlowrRx branded medical cannabis products nationally through clinics and the Flowr website.

Flowr is headquartered in Markham, Ontario and is constructing both an 85,000 square foot cultivation facility and, through a strategic R&D alliance with Hawthorne Canada Limited, a subsidiary of The Scotts Miracle-Gro Company (NYSE: SMG), a 50,000 square foot research and development facility in Kelowna, British Columbia.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a vertically integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development is expected to enable its cultivation team to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation
Thomas Flow
President

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but is not limited to: the ability to meet demand for cannabis in various provinces, Flowr fulfilling all purchase orders, Flowr being positioned to meet future demand, Flowr meeting its commitments to the provinces and other partners, Flowr's ability to bring premium, quality products to the market, Flowr's investment in research and development enabling its cultivation team to supply patients with consistent, high quality medicinal cannabis and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to complete construction of Flowr's cultivation facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such

supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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